Exhibit 99.1

Beamr to Present at the ThinkEquity Conference: Advancing from Validation towards Commercialization in the Autonomous Vehicle Market

Herzliya, Israel, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced the Company will present at the following investor conference:

Event:	The ThinkEquity Conference
Date:	October 15, 2026
Time:	10:00-10:30 AM
Location:	Mandarin Oriental, New York
Presenters:	Sharon Carmel, Founder and Chief Executive Officer
Danny Sandler, Chief Financial Officer

Beamr’s management team will also meet with select investors in one-on-one meetings during the conference.

“Over the past year, we have advanced from technology validation towards commercialization in the autonomous vehicle (AV) market. We laid out our strategic plan and have been executing it step by step, reporting milestones along the way,” said Sharon Carmel, Beamr CEO. “Through our availability in Intempora’s RTMaps AI Store, we are bringing our technology into the workflows AV teams already use, enabling video data reduction across logging, cloud processing, simulation and training.”

Carmel added: “Our focus now is helping AV teams evaluate compression on their own data and models, and translating that progress into adoption and long-term customer relationships. Across our broader business, we have joined the VAST Cosmos Partner Program and secured a three-year license renewal with a major global streaming platform. As announced on September 30, we expect fiscal year 2026 revenues to grow by approximately 50% over fiscal year 2025, based on our current expectations regarding existing customer agreements, renewals and broader business activities.”

Learn more in Beamr Investors website: https://www.investors.beamr.com/

The revenue guidance provided above constitutes forward-looking statements and actual results may differ materially. Refer to the “Forward-Looking Statements” safe harbor section below for information on the factors that could cause the Company’s actual results to differ materially from these forward-looking statements, as well as the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2025, including in “Operating and Financial Review and Prospects” and “Risk Factors”, for further context.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to the Company’s anticipated revenues and other results for the full year 2026, its autonomous vehicle market strategy and commercialization efforts, the potential adoption of its technology by autonomous vehicle customers, opportunities arising from its availability through Intempora’s RTMaps AI Store and the development of customer relationships, participation in industry partnerships. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com